Jefferies LLC

520 Madison Avenue

New York, New York 10022

BMO Capital Markets Corp.

3 Times Square, 26th Floor

New York, New York 10036

June 19, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Amphastar Pharmaceuticals, Inc.

Registration Statement on Form S-1
File No. 333-196097

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Amphastar Pharmaceuticals, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-196097) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective on June 24, 2014, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act, we wish to advise that between June 13, 2014 and the date hereof 1,378 copies of the Registrant’s Preliminary Prospectus, dated June 13, 2014, were distributed as follows: 1,008 to investors; 50 to prospective underwriters and dealers; and 320 to others, including the Registrant, the Registrant’s counsel, independent accountants and underwriters’ counsel.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

(Signature page follows)

Very truly yours,

JEFFERIES LLC
BMO CAPITAL MARKETS CORP.

Acting severally on behalf of themselves and the several underwriters

By:	JEFFERIES LLC

By:	/s/ Tommy Erdei
Name: Tommy Erdei
Title: Managing Director

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ David Parrot
Name: David Parrot
Title: Managing Director

Signature Page to Acceleration Request Letter